Media Contacts:

Ethan Hirsch               (816) 467-3509
Media Relations            (816) 467-3000

Investor Relations:

Ellen Fairchild            (816) 467-3506
Dale Wolf                  (816) 467-3536


                      UTILICORP COMPLETES TENDER OFFER FOR
             AQUILA GAS PIPELINE; INCREASES OWNERSHIP TO 93 PERCENT


     KANSAS CITY, MO, May 10, 1999 - UtiliCorp United (NYSE:UCU) announced today it has completed its offer to acquire any and all of the shares of Aquila Gas Pipeline Corporation (NYSE:AQP) that UtiliCorp does not directly or indirectly own for $8.00 per share in cash, net to the seller without interest. The offer expired at 12:00 midnight, New York City time, on May 7, 1999.

     UtiliCorp reported that, based on information provided by the depositary for the offer, approximately 3.4 million shares of AQP common stock had been tendered and not withdrawn as of the expiration of the offer. Those shares represent approximately 11.6 percent of all of the issued and outstanding AQP shares. As a result of the acquisition of those shares in the offer, UtiliCorp will indirectly own an aggregate of approximately 27.4 million shares representing about 93 percent of the total AQP shares issued and outstanding. UtiliCorp intends to pay promptly for the shares of AQP tendered and accepted for payment pursuant to the offer. UtiliCorp also intends to promptly complete a short-form merger in which the remaining shareholders of AQP who did not tender their shares would receive $8.00 per share in cash.

     Based in San Antonio, Texas, Aquila Gas Pipeline Corporation gathers, processes and markets natural gas and natural gas liquids through its natural gas gathering systems and gas processing plants in Texas and Oklahoma.

     UtiliCorp is an international electric and gas company with more than 4.5 million customers across the U.S. and Canada, the United Kingdom, New Zealand and Australia. Based in Kansas City, Missouri, the Fortune 500 company operates regulated electric and gas utilities in eight states and one Canadian province. In 1998 its Aquila Energy subsidiary was ranked the second-largest wholesale marketer of natural gas in the United States and third-largest marketer of electricity.